Exhibit V

DESCRIPTION OF THE REGISTRANT

AND RECENT DEVELOPMENTS

NORDIC INVESTMENT BANK

The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).

The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date.

On February 11, 2004, following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed (the “2004 Agreement”), providing for membership in NIB of Estonia, Latvia and Lithuania on essentially equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB has, since January 1, 2005, been governed by the provisions of the 2004 Agreement and the Statutes (as amended from time to time) annexed thereto.

The 2004 Agreement continues to provide NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”

The Bank promotes sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other IFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographic proximity. See “History of NIB – Cooperation of Member Countries.”

At December 31, 2011, NIB had loan commitments totaling EUR 15,880.1 million ($20.547.3 million), of which EUR 14,152.9 million ($18,312.4 million) was outstanding, and had issued guarantees totaling EUR 4.2 million ($5.4 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding.” For a breakdown of NIB’s outstanding loans and guarantees, see “Lending Operations of NIB – Lending in Member Countries” and “– Lending in Non-Member Countries.”

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental, bank or parent company guarantees, specific security or negative pledge provisions and other financial covenants. For a description of the general policies followed in NIB’s lending activities, see “Lending Operations of NIB – Credit Policy.”

NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves,” “Funded Debt” and “Treasury Operations.”

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int.

Statutory Purposes

The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

Legal Status

Under the 2004 Agreement, NIB has status as an international legal person with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfillment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB´s status as an international organization and further regulates certain privileges and immunities concerning the Bank and its staff as well as social security for the staff. The agreement was enacted as a law in Finland and came into force on January 16, 2011.

HISTORY OF NIB

Cooperation of Member Countries

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems.

Institutionalized Nordic Cooperation

The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending the sessions of the Nordic Council and some meetings of the Nordic Council of Ministers.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU. Since January 1, 2011, Estonia has been a member of the EMU.

Other forms of cooperations

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organizations.

Implications for NIB and its Sister Organizations

NIB

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB in 1975.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Member country cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, included, as one major element of the program, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See “Lending Operations of NIB.”

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighboring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighboring area to the Member countries. See “Lending Operations of NIB.”

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF (each, as defined below) should be revised to reflect their status as international organizations. In relation to NIB, this led to the signing of the 1998 Agreement on October 23, 1998.

On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed an eighteen month-long preparation after a policy decision taken by the Nordic prime ministers in June 2003. The new members have essentially the same rights and obligations as the original members. The 2004 Agreement on NIB mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. From January 1, 2005, NIB has an entirely new body, the Board of Governors, which has replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The activities of the Bank remained unchanged in the 2004 Agreement.

NIB’s sister organizations

On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”), an international financial institution, for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is a separate legal entity with its own board of directors and with a capital base provided by the five Nordic countries, which are members of NDF. In December 2008, the board of directors of NDF agreed to recommend to the Nordic Council of Ministers that the capital of NDF be utilized in the form of grant aid for climate-related interventions in developing countries. This capital consisted of repayments from the 190 credits granted by NDF during the years 1989 to 2005. In keeping with the board’s recommendations, the Nordic Council of Ministers approved certain amendments to NDF’s Statutes on May 5, 2009. According to these amendments, NDF was given a new mandate to support interventions aimed at adaptation to and mitigation of the negative effects of climate change in developing countries.

On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is a separate legal entity with its own board of directors and with a capital base provided by the five Nordic countries, which are the member countries of NEFCO. NEFCO’s financing is carried out through equity capital investments in, or venture capital or other loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment. NIB co-finances projects with NEFCO and also jointly manages external donor funds entrusted to NIB and NEFCO for specific purposes.

NIB provides certain administrative services to both NDF and NEFCO.

FOREIGN EXCHANGE

The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3, 5 and 12 of the Statutes of NIB. The Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the seventeen participating member states of the EMU and the unit of account of the central banks of such member states.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD
2011 (December 30th)	1.2939
2010	1.3362
2009	1.4406
2008	1.3917
2007	1.4721
2006 (December 29th)	1.3170

Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 EUR being equal to 1.2939 U.S. dollars, which was the EUR/USD exchange rate at December 30, 2011 as set forth in the above table.

As used herein, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2011. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2011, and the Notes thereto included as Exhibits III and IV to this Report on Form 18-K.

			Outstanding at December 31, 2011
	Millions of EUR	Millions of USD	Millions of EUR	Millions of USD
Funded Debt			18,432.7	23,850.1

Equity:
Authorized and subscribed capital	6,141.9	7,947.0
Of which callable capital	(5,723.3)	(7,405.4)
Paid-in capital			418.6	541.6
Statutory Reserve			683.7	884.6
General Credit Risk Fund			761.6	985.4
Special Credit Risk Fund PIL			395.9	512.3
Payments to the Bank’s reserves, receivable(1)			2.6	3.4
Other value adjustments according to IAS 39			—	—
Profit/loss for the year			194.0	251.0

Total Equity*			2,456.5	3,178.5
Total Capitalization*			20,889.2	27,028.5

(1)	For further information, see “Reserves.”
*	May differ from the sum of individual figures due to rounding.

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision normally requires the approval of the parliaments of the Member countries.

The authorized capital stock of the Bank, which initially was approximately $614.1 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorized capital by EUR 2 billion ($ 2,587.8 million) to EUR 6,141.9 million ($7,947.0 million). The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase has been allocated to the callable portion of the authorized capital stock.

As of February 16, 2011, the Member countries’ portions of the authorized capital stock of NIB are as follows:

	Millions of EUR	Millions of USD	Percentage of total
Denmark	1,293.9	1,674.2	21.1%
Estonia	56.3	72.8	0.9%
Finland	1,088.1	1,407.9	17.7%
Iceland	58.1	75.2	0.9%
Latvia	82.1	106.2	1.3%
Lithuania	119.8	155.0	2.0%
Norway	1,320.8	1,709.0	21.5%
Sweden	2,122.8	2,746.7	34.6%

Total	6,141.9	7,947.0	100.0%

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of currently EUR 6,141.9 million ($7,947.0 million), the paid-in portion amounts to EUR 418.6 million ($541.6 million), which corresponds to approximately 6.8% of the total authorized capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

At December 31, 2011, the Statutory Reserve of NIB amounted to EUR 683.7 million ($884.6 million) or 11.1% of the Bank’s authorized capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2011, the General Credit Risk Fund amounted to EUR 761.6 million ($985.4 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” below. The profit for 2011 amounting to EUR 194.0 million ($251.0 million) will be allocated to the General Credit Risk Fund.

In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2011, the Special Credit Risk Fund PIL amounted to EUR 395.9 million ($512.3 million). For further information regarding the project investment loans facility and the Member countries’ guarantees, see “Lending Operations of NIB – Lending in Non-Member Countries.”

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have agreed to pay into NIB’s reserves the aggregate amount of EUR 42.7 million ($55.2 million) in the same proportion as their respective shares of the subscribed capital. In accordance with individual payment agreements, Estonia and Lithuania have paid their shares of the reserves in full as of September 2010, while Latvia will continue to make semi-annual installments until September 30, 2012.

No dividends will be made available to Member countries in 2012 stemming from the net profit for 2011.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2011. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting.(1)

Currency of Borrowing	Millions of EUR	Millions of USD
U.S. dollars	7,481.1	9,679.8
Japanese yen	2,080.1	2,691.4
Pounds sterling	2,164.4	2,800.5
Australian dollars	1,351.3	1,748.4
Euro	1,245.3	1,611.3
Norwegian kroner	947.9	1,226.5
New Zealand dollars	560.6	725.4
Brazilian real	525.8	680.3
Swiss francs	452.5	585.5
Swedish kronor	392.7	508.1
Canadian dollars	144.0	186.3
Hong Kong dollars	134.8	174.4
South African rand	122.1	158.0
Argentine pesos	56.5	73.1
New Turkish lira	48.0	62.1
Polish zloty	22.4	29.0
Icelandic kronur	13.1	17.0
Russian roubles	3.9	5.0

Total*	17,746.4	22,962.1
IAS 39 value adjustments	686.3	888.0

Total, borrowings outstanding*	18,432.7	23,850.1

*	May differ from the sum of individual figures due to rounding.
(1)	See also Notes 13 and 17 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2011, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

Borrowing

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets of Europe, Asia and the United States of America. The objective is to raise funds at a favorable cost to enable lending on competitive terms to the Bank’s customers. The Bank seeks to take advantage of favorable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration the risks involved in the structure and complexity of the individual transactions. Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the foreign exchange, interest rate and refinancing risks on the balance sheet.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2011 the Bank had the following active programs:

—	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion ($19,408.5 million)

—	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

—	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 5 billion ($5,084.9 million).[1]

During 2011, NIB borrowed EUR 2,886.6 million ($3,735.0 million) by means of 43 transactions in eleven different currencies. EUR 1,798.1 million ($2,326.6 million) of this total came from 33 transactions under the EMTN Program. Under the U.S. MTN Program, a global benchmark issuance in the amount of USD 1 billion was carried out in January. The average maturity for NIB’s borrowing operations in 2011 was 5.3 years, compared with 3.7 years in 2010.

For the years 2011 and 2012, the Board of Directors of the Bank has authorized the Bank to raise medium and long-term borrowings in an aggregate amount of up to EUR 4 billion ($5,175.6 million) and EUR 4.5 billion ($5,822.6 million) respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP2-compliant ECP Program having a ceiling of EUR 2 billion ($2,587.8 million). In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed under “Funded Debt” above. For each of the years 2011 and 2012, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any time does not exceed EUR 2 billion ($2,587.8 million).

The amounts of medium-term notes outstanding under the programs referred to above are set forth in Note 12 to the Financial Statements. NIB had EUR 116.0 million ($150.1 million) outstanding under the ECP Program at year-end 2011.

Liquidity Management

The Bank has defined two main objectives for its liquidity:

—	to ensure that expected and unexpected payment obligations can be met at all times, and

—	to contribute to the profitability of the Bank.

[1]	At the exchange rate of 1 AUD = USD 1.01698 as of December 30, 2011.
[2]

Short-Term European Paper (“STEP”). Pursuant to STEP publication, the STEP initiative aims to foster the integration of the European markets for short-term paper through the convergence of market standards and practices. In order to implement the initiative a STEP Market Convention has been prepared. A STEP label is granted to a short-term paper program if the issuer, the features of the program and the notes issued under the program comply with the STEP Market Convention. The STEP criteria and requirements relate to the disclosure of information, the format for documentation, settlement and the provision of data for the production of STEP statistics by the European Central Bank. A STEP label does not relate to the creditworthiness of the issuer or the accuracy of the information provided.

In general the Bank strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve to eighteen months.

Liquidity is managed in different portfolios with the main objective of warehousing liquidity in financial assets that can be sold to meet the Bank’s obligations. Liquid assets primarily comprise money market investments, commercial papers and short-term government bonds. Under the objective of achieving additional earnings, part of the liquidity comprises covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above. At year-end 2011, NIB’s net operational liquidity amounted to EUR 2,672.9 million ($3,458.5 million).

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions entered into by the Bank. In general NIB accepts bonds issued by highly rated governments as well as cash in euro and U.S. dollars as collateral. For further information in this regard, see “Risk Management – Measurement of credit risk exposure.”

Bonds received as collateral are held in a separate portfolio and are not part of the overall market risk calculation because of the daily valuations and exchange of collateral. The amount of cash collateral held at year-end 2011 was EUR 1,223.0 million ($1,582.4 million) compared with EUR 912.6 million ($1,180.8 million) at year-end 2010. For further information regarding received collateral at year-end please refer to Note 16 to the Financial Statements included as Exhibit IV to this Report on Form 18-K.

Portfolio Management

The Bank’s portfolio management deals with the management of NIB’s paid-in capital and accumulated reserves and other actively managed portfolios. Two categories of portfolios have been established: 1) a portfolio with security investments valued on a held-to-maturity basis (which NIB refers to as its “own capital portfolio”) and 2) actively managed portfolios valued on a mark-to-market basis. The objective of the own capital portfolio is to retain the value of the equity and to provide long-term stable returns. The own capital portfolio comprises fixed rate debt securities issued by highly rated issuers from the OECD countries. The return on this portfolio is an important contributor to NIB’s total results. At year-end 2011, the own capital portfolio amounted to EUR 2,294.5 million ($2,968.9 million).

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank has mandated three external managers and all mandates are unfunded. By the end of 2011, the external managers were authorized to take positions of up to an aggregate of USD 200.0 million, corresponding to EUR 154.6 million. The risk and size of the actively managed portfolios are restricted by overall market risk limits, see “Risk Management – Market Risk.”

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2011, please refer to Note 7 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K. The volume of outstanding derivatives as of December 31, 2011 are set forth in Note 11 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

RISK MANAGEMENT

NIB’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans and that the Bank protect itself against the risk of exchange rate losses. The main risks – credit risk, market risk, liquidity risk and operational risk – are managed carefully with risk management closely integrated into the Bank’s business processes. NIB is not subject to any national or international banking regulations. However, the Bank’s risk management procedures are reviewed and refined on an ongoing basis in order to comply in substance with what management identifies as the relevant evolving market standards, recommendations and best practices.

Key Risk Responsibilities

The Board of Directors defines the overall risk profile of the Bank and the general framework for risk management by approving its financial policies. These include maximum limits for exposure to various types of risk. Credit approval is primarily the responsibility of the Board of Directors, with some delegation of approval authority to the President for execution in the Credit Committee. The President is responsible for managing the risk profile of the Bank as a whole within the framework set by the Board of Directors, and for ensuring that the Bank’s aggregate risk is proportionate to its financial resources. The Management Committee, Credit Committee and Finance Committee assist the President in carrying out the risk management duties. The Management Committee has the overall responsibility for risk management. The risk management duties of the Credit Committee are focused on credit risk in the Bank’s lending operations. The Finance Committee deals with market risk and liquidity risk, as well as credit risk related to the Bank’s treasury operations.

The business functions, Lending and Treasury, are responsible for the day-to-day management of all risks assumed through their operations and for ensuring that an adequate return for the risks taken is achieved. Risk Management, Credit and Analysis, Compliance and Internal Audit are independent from the departments carrying out the Bank’s business activities. Risk Management has the overall responsibility for identifying, measuring, monitoring and reporting all discernible risks inherent in the Bank’s operations. Credit and Analysis is responsible for assessing and monitoring credit risk in the Bank’s lending operations as well as for overseeing compliance of credit proposals with established limits and policies. The Compliance function assists the Bank in identifying, assessing, monitoring and reporting on compliance risk in matters relating to the Bank, its operations and personnel conduct. Internal Audit provides an independent evaluation of the controls, risk management and governance processes.

Credit Risk

Credit risk is NIB’s main financial risk. Credit risk is the risk that the Bank’s counterparties fail to fulfill their contractual obligations and that any collateral provided does not cover the Bank’s claims. Consistent with NIB’s mandate and financial structure, most of the credit risk arises in its lending operations. In the Bank’s treasury activities, credit risk derives from the financial assets and derivative instruments used for investing the Bank’s liquidity and for managing exchange rate and interest rate risks and other market risks related to structured borrowing transactions.

The Bank’s credit risk management is based on an internal credit risk rating system, a limit system based on the credit risk ratings and on a model for calculation of economic capital for the management of portfolio-level credit risk.

Credit risk rating—The Bank assesses the creditworthiness of all counterparties that create credit risk exposure. Based on the assessment, a credit risk rating is assigned to each counterparty and a risk class to each transaction. The rating process is carried out through functions independent of the business-originating departments. For further information on the Bank’s rating system, see Financial Guidelines and Risk Management in the Notes to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Credit limits—NIB applies a limit system in which maximum exposure to a counterparty is determined based on the probability of default and the expected loss. The limits are aligned to the Bank’s equity and to the counterparty’s equity. For further information on rules regarding exposure to individual borrowers and the composition of the portfolio, see “Lending Operations of NIB – Credit Policy – Risk Assessment.”

Measurement of credit risk exposure—For loans and capital market investments, credit exposure is measured in terms of gross nominal amounts, without recognizing the availability of collateral or other credit enhancement.

The credit risk exposure of swaps is measured as the current market value plus an allowance for potential increases in exposure over the transaction’s lifetime (often referred to as potential exposure). The add-on for potential exposure reflects the fact that significant fluctuations in the swap’s value may occur over time. As a rule, NIB enters into International Swaps and Derivatives Association (“ISDA”) contracts with swap counterparties. This provides for a netting of the obligations arising under all of the derivative contracts covered by the ISDA agreement in case of insolvency and, thus, results in a single net claim on, or payable to, the counterparty. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally enforceable in the relevant jurisdiction and against a counterparty.

To further reduce the credit risk associated with its derivatives exposure, NIB enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap transactions are regularly marked-to-market and the party that is the net obligor is requested to post collateral. The Bank strives to use unilateral credit support agreements, under which the Bank is not required to post collateral. When credit support agreements are in place, NIB does not apply add-ons in the exposure calculation.

Economic capital—Economic capital is the amount of capital that the Bank would need in order to be able to absorb severe unexpected losses, within a defined level of certainty. As an international financial institution, the Bank is not subject to regulatory capital requirements. Nonetheless, the Bank looks to the standards proposed by the Basel Capital Accords as a benchmark for its risk management and economic capital framework. The Bank’s policy is to hold a level of capital required to maintain the ‘AAA’/’Aaa’ rating.

Market Risk

Market risk includes, inter alia, the risk that losses incur as a result of fluctuations in exchange rates and interest rates. The Bank’s exposure to exchange rate risk occurs when it translates assets and liabilities denominated in foreign currencies into the functional currency, the euro. The Bank funds its operations by borrowing in the international capital markets and often provides loans in currencies other than those borrowed, which, if left unhedged, would create currency mismatches in assets and liabilities. Furthermore, the funds borrowed often have other interest rate structures than applied in the loans made to the Bank’s customers. By using derivative instruments, NIB seeks to reduce its exposure to exchange rate risk and interest rate risk created in the normal course of business. The residual risk must be kept within the limits approved by the Board of Directors. Such limits are kept very narrow to accommodate the Statutes, which stipulate that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.

Foreign exchange risk is the impact of unanticipated changes in foreign exchange rates on the Bank’s assets and liabilities and on net interest income. The Bank measures and manages foreign exchange risk in terms of the net nominal value of all assets and liabilities per currency on a daily basis (translation risk). The Board of Directors sets the limits for acceptable currency positions, i.e. the difference between assets and liabilities in a specific currency. The overnight exposure to any one currency may not exceed the equivalent of EUR 4 million ($5.2 million). The currency positions are monitored against the established limits on a daily basis and reported regularly to the Finance Committee.

The Bank does not have a policy on hedging future net interest income in foreign currency. Loans are provided primarily in euro, US dollars and Nordic currencies and there is a possibility that interest income in currencies other than euro may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in the future cash flows from its current portfolio would be minor in relation to the Bank’s total assets and equity.

Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on net interest income. The Board of Directors sets the limits for the maximum exposure to interest rate risk. The limits are scaled to the Bank’s equity and adjusted annually. The Bank measures interest rate risk as the sensitivity of its interest income to a 1% change in interest rates. The Bank has defined both net and gross limits for the acceptable interest rate risk, with separate sub-limits for each individual currency. In 2011, the net total limit was EUR 15 million ($19.4 million), corresponding to approximately 0.75% of NIB’s equity. At year-end 2011, net interest rate risk was approximately EUR 9.7 million ($12.6 million).

A part of the Bank’s interest rate risk comprises refinancing and reinvestment risk. In 2011 the maximum limit for refinancing and reinvestment risk was EUR 34 million ($44.0 million), which was approximately 1.5% of NIB’s equity. NIB’s total exposure at the end of December 2011 was EUR 23.9 million ($30.9 million).

Interest rate risk on the own capital portfolio, which contains fixed-rate securities denominated in euro, is measured using modified duration. The limit for modified duration is approved by the Board of Directors. The current limit for modified duration is 3 to 5.5 years. Although the own capital portfolio is not marked-to-market, the Bank monitors the embedded market risk in the portfolio by means of Value-at-Risk (“VaR”) based on a 95% confidence level and a holding period of 1 day. At year-end 2011, the VaR of the own capital portfolio was EUR 5.0 million ($6.5 million).

NIB’s exposure to credit spread risk is monitored by calculating the impact of a 1 basis point change in credit spreads to the value of the bonds held in the Bank’s marked-to-market portfolios. At year-end 2011 this exposure was EUR 0.34 million ($0.44 million).

Liquidity Risk

Liquidity risk management safeguards the ability of the Bank to meet all payment obligations when they become due. NIB’s policy is that available liquidity should be large enough to cover expected obligations, on a rolling basis, for the coming 12 months, but not be larger than expected obligations for the next 18 months. The liquid assets consist of receivables from banks and high-quality marketable securities denominated primarily in euro, US dollars and Nordic currencies. To manage liquidity risk, the Bank monitors its obligations by estimating the cash flows emanating from all assets and liabilities up to different maturities and by setting limits to available liquidity in relation to estimated liquidity requirements. The acceptable gap between assets and liabilities between year 1 and year 2 is limited to maximum EUR 2 billion ($2,587.8 million), while the gap between year 2 and year 10 is limited to maximum EUR 4 billion ($5,175.6 million). Net liquidity should be positive beyond 10 years.

Another important element of the liquidity risk management is the Bank’s aim to diversify its funding sources in terms of, inter alia, investor type and geographical region.

Operational Risk

Operational risk can broadly be defined as any risk which is neither credit risk, market risk, strategic risk, nor compliance risk. The Bank defines operational risk more precisely as the risk of direct or indirect risk of financial losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements including external events and legal risks.

The Bank’s status as an international financial institution with immunities and privileges granted to the Bank and its personnel, and the fact that the Bank is neither bound by nor under the supervision of any national laws as such, results in a specific need to address potential risks by adopting an extensive set of guidelines, regulations, rules and instructions governing the activities of the Bank and its staff.

The Bank’s operational risk management focuses on proactive measures in order to ensure business continuity, the accuracy of information used internally and reported externally, the expertise and integrity of the Bank’s personnel and the Bank’s adherence to established rules and procedures, as well as security arrangements to protect the physical and information and communication technology (ICT) infrastructure of the Bank. The Bank attempts to mitigate operational risks by following strict rules for the assignment of duties and responsibilities among and within the business and support functions and by following a system of internal control and supervision. The main principle behind organizing work flows is to segregate business-generating functions from recording and monitoring functions. Another important factor in operational risk mitigation is the continuous development and upgrading of strategic ICT systems.

LENDING OPERATIONS OF NIB

Credit Policy

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. Pursuant to its current strategy, NIB promotes competitiveness and supports the environment by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB continues to assess the environmental aspect of all its financing. Projects contributing to the fulfillment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless projects with high mandate rating are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: 1) investments in infrastructure; 2) investments improving the environment;

3) large investments by the corporate sector; and 4) small and medium-sized enterprises, targeted in cooperation with financial intermediaries. While maintaining focus on activities in the Member countries, NIB continues its activities in the neighboring areas and in a limited group of other countries.

In the case of NIB’s lending outside the Member countries, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions in regard to the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of tools in place for the purpose of assessing the eligibility of the projects. The Bank has a mandate rating tool as well as a sustainability policy to ensure that its financing fulfills the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Risk assessment

The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See “Risk Management.”

In addition to the overall lending exposures set in Section 7 of the Statutes, specific limits apply to the portfolio (country and sector) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans by the Bank granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties The 20% limit is reduced in the case of less creditworthy borrowers.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures (defined as total disbursements and loan commitments), including issued guarantees, at December 31, 2011, calculated as a percentage of a) total lending exposure and b) total equity of the Bank.

Rank	% of total lending exposure	% of total equity
1	2.5	16.3
2	2.1	13.6
3	2.1	13.5
4	1.8	11.5
5	1.7	11.0
6	1.5	9.9
7	1.5	9.8
8	1.3	8.5
9	1.3	8.4
10	1.2	8.1

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL facility, see “Lending in Non-Member Countries – Project Investment Loans.”

The Statutes require that the Bank obtain adequate security for its loans unless sufficient security is considered to exist under the circumstances. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty

(e.g. negative pledge and other financial or non-financial covenants). The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At December 31, 2011, 5.6% of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 17.1% were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Other than 0.03% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. NIB has further systems in place in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this respect, the Board of Directors approved limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Risk Management.”

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank employs a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Credit risk monitoring and provision policy

The Bank pays much attention to the monitoring of its lending exposure. The monitoring covers the lending counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the lending counterparty’s compliance with all terms and conditions of the transaction. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

A loan is classified as impaired when it is considered likely that the counterparty in a lending transaction is unable to meet its contractual obligations and the estimated value of any collateral provided is deemed insufficient, and thus the Bank is at risk for a credit loss. An allowance for the impairment is calculated and recognized in the Bank’s financial statements in accordance with the IFRS requirements. In respect of PIL loans, impairment losses are recognized for the part of the loan’s outstanding principal, interest and fees that correspond to the Bank’s own risk for PIL loans.

Loans and Lending Programs

The Bank has currently two main categories of lending: ordinary lending and lending under special programs.

Ordinary loans

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2011, the Bank’s ordinary lending ceiling currently amounts to EUR 19,459.6 million ($25,178.8 million). See “Capitalization and Reserves – Authorized Capital Stock.” At December 31, 2011, outstanding ordinary loans amounted to the equivalent of EUR 11,830.4 million ($15,307.4 million) and issued guarantees amounted to the equivalent of EUR 4.2 million ($5.4 million), which together represented 152.4% of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2011.

Special lending programs

The Bank has currently two special lending programs in addition to its ordinary lending.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion ($5,175.6 million). PIL loans outstanding as of December 31, 2011 totaled EUR 2,219.2 million ($2,871.4 million). No guarantee was issued under this facility.

Under the Environmental Investment Loan Facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300 million ($388.2 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. MIL loans outstanding at December 31, 2011 totaled EUR 103.3 million ($133.7 million). No guarantee was issued under this facility.

For a further description of the special lending programs, see “Lending in Non-Member Countries.”

Lending in Member Countries

The Bank’s lending in Member countries comprises ordinary loans which traditionally have been grouped into two categories: investment loans and regional loans. At December 31, 2011, investment loan and regional loan commitments totaled EUR 12,239.1 million ($15,836.2 million), of which EUR 11,263.6 million ($14,574.0 million) was outstanding. Guarantees issued amounted to EUR 4.2 million ($5.4 million) at December 31, 2011.

Investment Loans

At December 31, 2011, investment loans were granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower was located in one of the Member countries. At December 31, 2011, NIB had investment loan commitments totaling EUR 12,234.0 million ($15,829.6 million), of which EUR 11,258.4 million ($14,567.2 million) was outstanding.

Regional Loans

Since June 1980, NIB has made loans to national regional credit institutions in the Nordic countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, or EUR 973.0 million ($1,259.0 million) at December 31, 2011. At December 31, 2011, NIB had commitments for two regional loans totaling EUR 5.1 million ($6.6 million), all of which were outstanding.

The table below sets forth the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2011, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)
Denmark	41	10.0%	1,159.0	10.3%	1,499.6
Investment Loans	41		1,159.0
Regional Loans	0		0.0
Estonia	12	2.9%	231.3	2.1%	299.3
Investment Loans	12		231.3
Finland	128	31.4%	3,320.4	29.5%	4,296.3
Investment Loans	127		3,318.7
Regional Loans	1		1.7
Iceland	38	9.3%	612.1	5.4%	792.0
Investment Loans	37		608.7
Regional Loans	1		3.4
Latvia	53	13.0%	373.0	3.3%	482.6
Investment Loans	53		373.0
Lithuania	25	6.1%	155.5	1.4%	201.2
Investment Loans	25		155.5
Norway	41	10.0%	2,246.8	19.9%	2,907.1
Investment Loans	41		2,246.8
Regional Loans	0		0.0
Sweden	69	16.9%	2,961.3	26.3%	3,831.6
Investment Loans	69		2,961.3
Regional Loans	0		0.0

Total Loans*	407	99.6%	11,059.4	98.2	14,309.8

Guarantees:
Finland	1	0.2%	4.2	0.04%	5.4
Total Guarantees	1	0.2%	4.2	0.04%	5.4

IAS 39-value adjustments			204.1	1.8%	264.1
Total Loans and Guarantees	408	100.0%	11,267.7	100.0%	14,579.3

*	May differ from the sum of individual figures due to rounding.

Within its ordinary lending the Bank established two lending facilities in 2008 targeting priority sectors. The EUR 500 million ($647.0 million) Baltic Sea Environment Financing Facility (“BASE”), supplementing financing through national budgets and EU structural and cohesion funds, supports the financing of measures that help to restore the ecological health of the Baltic Sea by reducing pollution. The Climate Change, Energy Efficiency and Renewable Energy (“CLEERE”) lending facility, originally with a frame of EUR 1,000 million ($ 1,293.9 million), finances projects that address climate change mitigation and adaptation primarily in the energy sector. Following decisions by the Board of Directors the CLEERE facility was increased in 2010 to EUR 2,000 million ($2,587.8 million) and in 2011 to EUR 3,000 million ($3,881.7 million).

At the end of 2011, EUR 2.9 billion ($3,752.3 million) had been allocated under the CLEERE facility and EUR 222 million ($287.2 million) had been allocated under the BASE facility.

A new lending facility within ordinary lending, the NIB Refinancing Facility of EUR 500 million ($647.0 million) was created following a decision by the Board of Directors in December 2011. Loans under this facility will be made on normal terms but the maturities can be shorter, starting from three years and up. Loans would be targeted at counterparties which have refinancing needs, due to restricted supply of credit in the market, for projects that comply with NIB’s mandate.

Lending in Non-Member Countries

Although the majority of the Bank’s loans are made for projects located in the Member countries, a number of loans have been made for projects located elsewhere. As noted above, the Bank’s lending in non-Member countries comprises the special lending programs PIL and MIL and other international investment loans under its ordinary lending. At December 31, 2011 commitments for such loans totaled EUR 3,641.1 million ($4,711.2 million), of which EUR 2,889.4 million ($3,738.6 million) was outstanding. At December 31, 2011, there were no guarantees issued under lending in non-Member countries.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in the growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. In 2009, NIB revised its policy for lending outside the Member countries. The aim of this revision was to increase the focus on NIB’s operations by further enhancing the cooperation with a more limited group of countries in which it is perceived that there are good opportunities to achieve strong mandate fulfillment and to maintain a long-term presence. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. A majority of such loans have been made to governments or against government guarantees. Such loans can also be made for infrastructure projects and other projects in recipient countries, as approved by NIB, without a direct guarantee from the government. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as with commercial banks. Part of PIL loans may be carried out as so-called A/B loans, a mechanism pioneered by other IFIs. In an A/B loan, NIB provides a loan from its own resources (A loan) and on the other hand acts as lender of record for another loan fully funded by commercial banks (B loan).

The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion ($5,175.6 million). Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion ($2,329.0 million), or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion ($4,269.9 million) to EUR 4 billion ($5,175.6 million), with no change in the EUR 1.8 billion ($2,329.0 million) guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees. Under the adjusted guidelines, NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees.

At December 31, 2011, NIB had commitments for 439 project investment loans totaling EUR 2,855.5 million ($3,694.7 million), of which 371 loans in the amount of EUR 2,219.2 million ($2,871.4 million) was outstanding.

The table below sets forth the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2011.

PIL	Number of loans	Loans outstanding millions of		Total commitments millions of
	outstanding	EUR	USD	EUR	USD
Sovereign PIL
Botswana	3	34.7	44.9	34.7	44.9
Brazil	3	132.5	171.4	132.5	171.4
China	199	429.3	555.5	606.1	784.2
Colombia	2	9.2	11.9	9.2	11.9
Hungary	1	16.3	21.1	16.3	21.1
India	1	2.7	3.5	2.7	3.5
Indonesia	7	20.0	25.9	20.0	25.9

PIL	Number of loans	Loans outstanding millions of		Total commitments millions of
	outstanding	EUR	USD	EUR	USD
Jordan	2	7.0	9.1	7.0	9.1
Mauritius	1	10.3	13.3	10.3	13.3
Mexico	3	18.3	23.7	18.3	23.7
Pakistan	5	2.8	3.6	2.8	3.6
Philippines	2	15.1	19.5	15.1	19.5
Poland	5	94.0	121.6	94.0	121.6
Romania	3	33.5	43.3	33.5	43.3
Russia	2	22.5	29.1	32.4	41.9
Slovak Republic	1	6.4	8.3	6.4	8.3
South Africa	2	4.1	5.3	4.1	5.3
Thailand	3	30.3	39.2	30.3	39.2
Tunisia	22	113.8	147.2	113.8	147.2
Turkey	9	66.1	85.5	66.1	85.5
Venezuela	2	10.8	14.0	10.8	14.0
Vietnam	45	163.2	211.2	195.4	252.8

Sovereign lending, total*	323	1,243.0	1,608.3	1,461.9	1,891.6

Non-sovereign PIL
Argentina	1	3.6	4.7	3.6	4.7
Brazil	7	176.5	228.4	201.2	260.3
Bulgaria	6	21.1	27.3	27.7	35.8
Colombia	1	16.9	21.9	16.9	21.9
India	5	212.0	274.3	311.9	403.6
Jordan	1	9.1	11.8	9.1	11.8
Laos	1	22.6	29.2	22.6	29.2
Multinational	9	153.8	199.0	237.9	307.8
Peru	1	7.7	10.0	7.7	10.0
Philippines	2	70.1	90.7	70.1	90.7
Russia	7	77.1	99.8	279.2	361.3
Serbia	1	10.5	13.6	10.5	13.6
South Africa	4	84.2	108.9	84.2	108.9
Thailand	2	73.9	95.6	73.9	95.6
Non-sovereign PIL, total*	48	939.1	1,215.1	1,356.5	1,755.2

PIL, total*	371	2,182.1	2,823.4	2,818.4	3,646.7
IAS 39-value adjustments		37.1	48.0	37.1	48.0

Total		2,219.2	2,871.4	2,855.5	3,694.7

*	May differ from the sum of individual figures due to rounding.

Environmental Investment Loans (MIL)

From January 1, 2005, the MIL facility has been allocated for loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The authorization for this facility is currently EUR 300 million ($388.2 million). This facility is 100% guaranteed by the Member countries. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2011, NIB had commitments amounting to EUR 145.2 million ($187.9 million) under this facility, of which EUR 103.3 million ($133.7 million) was outstanding.

The table below sets forth the allocation of MIL loans by number and outstanding principal amount as well as total commitments at December 31, 2011.

Environmental investment loans (MIL)	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
		EUR	USD	EUR	USD
Russia	8	52.2	67.5	75.6	97.8
Ukraine	2	51.1	66.1	69.6	90.1

Total*	10	103.3	133.7	145.2	187.9

*	May differ from the sum of individual figures due to rounding.

Other International Investment Loans

In addition to the project investment loans facility and the environmental investment loans facility, the Bank also participates in the financing of projects outside the Member countries under the Bank’s ordinary lending, particularly in some of the new EU member states. At December 31, 2011, NIB had commitments amounting to EUR 640.3 million ($828.5 million) under other international investment loans, of which EUR 566.8 million ($733.4 million) was outstanding.

The table below sets forth the allocation of other international investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2011.

Other international investment loans (IL)	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
		EUR	USD	EUR	USD
Czech Republic	1	14.6	18.9	14.6	18.9
Hungary	2	32.8	42.4	32.8	42.4
India	1	7.8	10.1	7.8	10.1
Morocco	1	33.3	43.1	33.3	43.1
Poland	5	428.6	554.6	502.1	649.7
Russia Slovak Republic	1 1	3.9 4.4	5.0 5.7	3.9 4.4	5.0 5.7

Total*	12	525.4	679.8	598.9	774.9
IAS 39-value adjustments		41.4	53.6	41.4	53.6

Total	12	566.8	733.4	640.3	828.5

*	May differ from the sum of individual figures due to rounding.

Loans Outstanding

At December 31, 2011, 800 loans amounting to EUR 14,152.9 million ($18,312.4 million) were outstanding and one loan guarantee amounting to EUR 4.2 million ($5.4 million) had been issued. The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2011.

	In millions of EUR	In millions of USD	Percentage
LENDING IN MEMBER COUNTRIES
Mining and quarrying	123.8	160.2	1.1%
Manufacturing	3,428.7	4,436.4	31.0	%(1)
Electricity, gas and water supply	3,549.0	4,592.1	32.1%
Construction	534.5	691.6	4.8%
Wholesale and retail trade	174.8	226.2	1.6%
Transport, storage and communication	1,422.9	1,841.1	12.9%
Financial intermediation	746.9	966.4	6.8%

Real estate, renting and business activities	555.4	718.6	5.0%
Public administration and defense	96.0	124.2	0.9%
Education	34.9	45.2	0.3%
Health and social work	112.4	145.4	1.0%
Other community, social and personal service activities	136.0	176.0	1.2%
Loan program (unallocated)	138.9	179.7	1.3%
Regional loans (unspecified)	5.1	6.6	0.05%

Total*	11,059.4	14,309.8	100%
IAS 39 Value Adjustment**	204.1	264.1
Lending in Member countries total(2)	11,263.5	14,573.8

LENDING IN NON-MEMBER COUNTRIES
Agriculture, hunting and forestry	21.0	27.2	0.7%
Mining and quarrying	89.2	115.4	3.2%
Manufacturing	384.6	497.6	13.7%
Electricity, gas and water supply	905.5	1,171.6	32.2%
Construction	305.2	394.9	10.9%
Wholesale and retail trade	2.5	3.2	0.1%
Hotels and restaurants	1.2	1.6	0.04%
Transport, storage and communication	656.7	849.7	23.4%
Financial intermediation	119.6	154.8	4.3%
Real estate, renting and business activities	4.7	6.1	0.2%
Public administration and defense	6.0	7.8	0.2%
Education	9.5	12.3	0.3%
Health and social work	159.2	206.0	5.7%
Other community, social and personal service activities	24.5	31.7	0.9%
Loan programs (unallocated)	121.5	157.2	4.3%

Total*	2,810.9	3,637.0	100.0%
IAS 39 Value Adjustment**	78.5	101.6
Lending in non-Member countries total(2)*	2,889.4	3,738.6

LENDING TOTAL	14,152.9	18,312.4	100.0%

GUARANTEES
Member countries	4.2	5.4	100.0%
Non-Member countries	0.0	0.0	0.0%

Total	4.2	5.4	100.0%

(1)	Manufacture of basics metals has the biggest share, 20.6% of the total amount outstanding in this sector.
*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 13.9% of total amount outstanding at year-end 2011) is carried at fair value.

At December 31, 2011, loans outstanding with floating interest rates amounted to EUR 11,936.7 million ($15,444.9 million), while those with fixed interest rates amounted to EUR 1,933.6 million ($2,501.9 million). All interest amounts derived from fixed interest loans will be transformed by the use of derivatives to floating interest rate amounts.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2011.

Amortization in:	In millions of EUR	In millions of USD
2012	1,379.8	1,785.3
2013	1,450.8	1,877.2
2014	1,257.8	1,627.5

2015	1,824.2	2,360.3
2016	1,861.7	2,408.9
2017 and thereafter	6,096.0	7,887.6
IAS 39 value adjustment**	282.6	365.7

Total*	14,152.9	18,312.4

*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 13.9% of total amount outstanding at year-end 2011) is carried at fair value.

The remaining average life of loans outstanding at December 31, 2011, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 4 years and 7 months, with actual maturities from the date of first disbursement ranging from 3 to 30 years.

Outstanding loans at December 31, 2011, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding(1)
EUR	54.1%
U.S. dollars	18.7%
Swedish kronor	13.4%
Norwegian kroner	9.2%
Danish kroner	2.7%
Swiss franc	0.9%
Japanese yen	0.3%
Polish zloty	0.3%
Brazilian real	0.2%
Icelandic kronur	0.05%
Russian roubles	0.03%
Pound sterling	0.004%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)

Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

Repayment protection

At December 31, 2011, the principal repayment protection for NIB’s outstanding loans was as follows

Loans to or guaranteed by Member countries(1)	2.4%
Loans to or guaranteed by local authorities in Member countries(1)	3.2%
Loans to or guaranteed by other countries(2)	10.6%
Loans to or guaranteed by companies owned 50% or more by Member countries or local authorities in Member countries(1)(3)	6.5%
Loans to or guaranteed by banks	8.4%
Loans to entities other than the foregoing(4)	69.0%
Loans without security	0.03%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)

Of loans outstanding for projects in the Member countries in these categories, which together totaled approximately EUR 1,666.5 million ($2,156.3 million), 8.5% was to Denmark, 0.8% was to Estonia, 12.2% was to Finland, 31.7% was to Iceland, 20.8% was to Latvia, 7.6% was to Lithuania, 14.0 was to Norway and 4.3% was to Sweden.

(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.
(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(4)	Such loans are supported by mortgages and other collateral (4.1%), parent company or other guarantees (8.9%) and negative pledge and other covenants (55.9%).

OTHER ACTIVITIES

Covered by special purpose funds set up by some of the Member countries, NIB is acting as an implementing agency for environmental projects in the neighboring region of Eastern and Central Europe.

NIB participates actively in the Northern Dimension Environmental Partnership (“NDEP”), which provides grant funding pooled from the European Union and donor governments including Russia, to co-finance urgent environmental projects in the Northern Dimension area, which covers the north-west of Europe from the Arctic and Sub-Arctic areas including the Barents and White Seas to the southern shores of the Baltic Sea. NDEP focuses on two types of issues: environmental and nuclear, the latter of which is fully grant-funded and deals with the hazardous nuclear fuel waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant funding from donors to leverage long-term loans from the IFIs for projects that otherwise may not be financially viable. Environmental projects mainly concern improvements in water and wastewater treatment, management of municipal and agricultural solid waste, and energy efficiency – all of which constitute major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency (European Bank for Reconstruction and Development (“EBRD”), European Investment Bank (“EIB”), NIB, World Bank (“WB”) or NEFCO) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure sufficient financing of the projects. At the end of 2011, the fund had EUR 332.0 million ($429.6 million) at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 158.7 million ($205.3 million) of the contributions were earmarked for nuclear-related projects. The NDEP environmental projects include 28 projects in northwest Russia in various stages of implementation, with an estimated investment need of EUR 3.3 billion ($4,269.9 million). NIB is leading nine NDEP projects with NIB loan financing of EUR 157.0 million ($203.1 million). In 2009, Belarus joined the NDEP support fund with a EUR 1 million ($1.3 million) pledge to mobilize investment for wastewater treatment rehabilitation in northern Belarus, which will have a positive impact on the ecology of the Baltic Sea.

NIB is also one of the implementing agencies of a new multi-donor fund, Eastern Europe Energy Efficiency and Environment Partnership (“E5P”), which was set up in 2009 to support the Ukraine as well as the other countries of the Eastern Partnership region in reducing high energy consumption. The E5P fund formally commenced operations in November 2011 once over EUR 90 million ($116.4 million) had been pledged by ten donor governments. Seven investment projects have been approved for grant funding from E5P mostly for the rehabilitation of district heating networks in major cities in the Ukraine. NIB has so far not engaged in any E5P projects.

The activities of the new Northern Dimension Partnership on Transport and Logistics (“NDPTL”) commenced in 2011 when its secretariat hosted by NIB became operational. The purpose of the partnership is to facilitate cooperation on and implementation of regional transport infrastructure and logistics projects. On 30 May 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonization of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, EIB, EBRD and the Council of Europe Development Bank.

In order to support the further development of the emissions trading market, which is an important mechanism for bringing about cost-effective action to reduce the emission of greenhouse gases, NIB also decided in 2008 to participate in the Post-2012 Carbon Fund aimed at stimulating action beyond the current five-year commitment period under the Kyoto Protocol. The fund, in which NIB is participating alongside EIB and the national development financing institutions KfW Bankengruppe, Instituto de Crédito Oficial (“ICO”) and Caisse des Dépôts (“CDC”), was established to promote greenhouse gas mitigation projects by monetizing the value of post-2012 emission reduction, thus increasing the portion of the total project financing that is generated through carbon financing.

The Baltic Sea Action Plan (“BSAP”) was adopted by the Baltic Marine Environment Protection Commission (“Helcom”) member countries in 2007. The aim of the BSAP is to restore the good ecological status of the Baltic marine environment by 2021. To speed up the implementation of the plan, a BSAP Fund was set up in 2009, with grant contributions from Sweden and Finland to be used for technical assistance. NIB and NEFCO are acting as joint managers of the BSAP Fund.

The EU Strategy for the Baltic Sea Region is a macro-regional cooperation framework established in 2009. The strategy aims at coordinating action by EU Member States, regions, the EU, pan-Baltic organizations, financing institutions and non-governmental bodies to promote a more balanced development of the region. The cornerstones of the strategy are to increase environmental sustainability, prosperity, accessibility and attractiveness of the region, as well as to improve safety and security. NIB, as part of its ordinary activities, is cooperating with EIB in supporting the implementation of the strategy.

For a number of years, the Bank has provided funding through mezzanine funds as a fund-of-funds lender under a test facility. In 2008, the mezzanine financing policy was integrated as a permanent part of the Bank’s activities within a revolving framework of EUR 150 million ($194.1 million). As the same time, the prerequisites for these interventions were updated, including more detailed specification of the requirements placed on fund managers.

GOVERNANCE

Pursuant to the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 and the Statutes annexed thereto which entered into force on January 1, 2005, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. In general, the Board of Governors has replaced the Nordic Council of Ministers and its functions under the previous legal framework of the Bank.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Ole Sohn	Minister for Business and Growth

Estonia	Jürgen Ligi	Minister of Finance

Finland	Jyri Häkämies	Minister of Economic Affairs

Iceland	Oddný G. Harðardóttir	Minister of Finance

Latvia	Andris Vilks	Minister of Finance

Lithuania	Ingrida Šimonytė	Minister of Finance

Norway	Sigbjørn Johnsen	Minister of Finance

Sweden	Anders Borg	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate Director according to the same principles. The chairmanship and the deputy chairmanship rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Jesper Olesen Chairman of the Board of Directors	Deputy Permanent Secretary, Ministry of Business Growth

Estonia	Madis Üürike	Advisor, Ministry of Finance

Finland	Kristina Sarjo	Financial Counsellor, Ministry of Finance

Iceland	Þorsteinn Þorsteinsson	Senior Advisor, Ministry of Finance

Latvia	Kaspars Āboliņš	Treasurer, Treasury of the Republic of Latvia

Lithuania	Rolandas Kriščiūnas Deputy Chairman of the Board of Directors	Vice-Minister of Finance, Ministry of Finance

Norway	Heidi Heggenes	Director General, The Office of the Prime Minster

Sweden	Erik Åsbrink	Former Minister of Finance

Alternate Directors

Denmark	Kasper Lindgaard	Head of Division, Ministry of Business and Growth

Estonia	Merle Wilkinson	Head of the State Treasury Department, Ministry of Finance

Finland	Risto Paaermaa	Director, Ministry of Employment and the Economy

Iceland	Sigurður Þórðarson	Certified Public Accountant, Former State Auditor

Latvia	Agnese Timofejeva	Head of Division, Financial Markets Policy Department, Ministry of Finance

Lithuania	Jurgita Uzielienė	Deputy Director, EU and International Affairs Department, Ministry of Finance

Norway	Trond Eklund	Director, Norges Bank

Sweden	Anna Björnermark	Deputy Director, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Pursuant to the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Henrik Normann	President and CEO

Harro Pitkänen	Senior Director, Head of Business Development & Control, Acting Head of the Lending Department

Lars Eibeholm	Vice-President, CFO and Head of the Treasury Department

Heikki Cantell	General Counsel, Head of the Legal Department

Hilde Kjelsberg	Vice-President, Head of the Credit and Analysis Department

Juha Kotajoki	Vice-President, Head of Risk Management and Accounting

Gunnar Okk	Vice-President, Head of the Planning and Administration Department

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

	Toomas Vapper Chairman of the Control Committee	Authorised Public Accountant

	Arne Skauge Deputy Chairman of the Control Committee	Bachelor of Science in Business Administration

Denmark	Per Bisgaard	Former Member of Parliament

Estonia	Taavi Rõivas	Member of Parliament

Finland	Tuula Peltonen	Member of Parliament

Iceland	Ragnheiður Ríkharðsdóttir	Member of Parliament

Latvia	Viesturs Silenieks	Adviser to the Chairman of the Saeima

Lithuania	Alina Brazdylienė	Adviser to the Office of the Seimas Committee on the Budget and Finance

Norway	Hans Frode Kielland Asmyhr	Member of Parliament

Sweden	Johan Linander	Member of Parliament

At December 31, 2011 the Bank had 178 employees in permanent positions.